U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   The Aries Master Fund
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   (Last)               (First)                 (Middle)


   787 Seventh Avenue, 48th Floor
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                                    (Street)


   New York               NY                    10019
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   Endorex Corp. (DOR)
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3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4. Statement for Month/Year

   January 2000
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   |_|   Director                             |X|   10% Owner
   |_|   Officer (give title below)           |_|   Other (specify below)


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7. Individual or Joint/Group Filing (Check Applicable Line)

   |X|  Form filed by one Reporting Person
   |_|  Form filed by more than one Reporting Person

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* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                     6.
                                                      4.                              5.             Owner-
                                                      Securities Acquired (A) or      Amount of      ship
                                         3.           Disposed of (D)                 Securities     Form:     7.
                                         Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                           2.            Code         ----------------------------    Owned at End   (D) or    Indirect
1.                         Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security          Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                 (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
Common Stock               01/03/00       P               1,323       A      $2.625    2,346,945     D
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Common Stock               01/03/00       P               1,395       A      $2.938    2,346,945     D
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Common Stock               01/05/00       P               2,000       A      $2.688    2,346,945     D
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Common Stock               01/06/00       P               2,000       A      $2.875    2,346,945     D
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Common Stock               01/07/00       P               1,374       A      $3.500    2,346,945     D
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
N/A
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
Explanation of Responses:

***See Attachment A.

***See Attachment B.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


       /s/ Lindsay A. Rosenwald                             February 7, 2000
---------------------------------------------            -----------------------
** Signature of Reporting Person                                  Date
   Lindsay A. Rosenwald, M.D.
   Chairman of the Investment Manager

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                  ATTACHMENT A

               Reporting Person:             The Aries Master Fund
               Issuer:                       Endorex (DOR)
               Statement For:                January 2000

Paramount Capital Asset Management, Inc. ("PCAM"), the Investment Manager to The Aries Master Fund, a Cayman Islands exempted company (the "Master Fund") is also the General Partner of each of the Aries Domestic Fund, L.P. ("Aries I"), a Delaware Limited partnership, and the Aries Domestic Fund II, L.P. ("Aries II"), a Delaware limited partnership, each of which also own securities of the Issuer. Lindsay A. Rosenwald, M.D., is the sole shareholder of Paramount. Paramount and Dr. Rosenwald disclaim beneficial ownership of the securities held by the Partnership and the Fund, except to the extent of their pecuniary interest therein, if any.

                                  Attachment B

Securities beneficially owned by the Master Fund are presented on an as-converted basis and consist of the following:

1. 2,191,452 shares of common stock of the Issuer, par value $0.01 per share (the "Common Stock") and warrants to purchase 155,493 shares of Common Stock owned by Master Fund.